Unanimous Consent to Action in Lieu of A Special Meeting

of the Board of Directors of Silverton Adventures, Inc.

Pursuant to the Authority granted to directors to take action by unanimous consent without a meeting pursuant to the Articles of Incorporation of Silverton Adventures, Inc., the Board of Directors (“Directors”) of Silverton Adventures, Inc., a Nevada corporation (the “Company”), do hereby consent to, adopt, ratify, confirm and approve, as of the date indicated below, the following recitals and resolutions, as evidenced by their signature hereunder:

WHEREAS, the Board of Directors has deemed it advisable to issue Ron Miller, 1 Share of Series B Preferred stock and Sarit Mor, 1 Share of Series B Preferred stock;

NOW, THEREFORE, be it:

RESOLVED, the Board of Directors do hereby approve the issuance of 1 Share of Series B Preferred stock to Ron Miller and 1 Share of Series B Preferred stock to Sarit Mor, and be it

FURTHER RESOLVED, that the Officers of said Corporation be, and they hereby are, authorized to sign any and all documents and perform any and all acts on behalf of the Corporation, in their discretion, deem necessary, desirable or appropriate for the issuance of 1 share of Series B Preferred stock to Ron Miller and the issuance of 1 share of Series B Preferred stock to Sarit Mor.

IN WITNESS WHEREOF, we hereby set our hands this 15th day of April, 2013.

/s/ Ron Miller______________________________

Ron Miller, CEO and Director